TMM COMPANY CONTACT:               AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Guillermo Vilchis, Finance Director
011-525-55-629-8704
guillermo.vilchis@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS FIRST-QUARTER 2014 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

First-Quarter Results Include:

  Consolidated operating profit improvement of 69.9 percent
  Free cash flow increase of $63.8 million pesos
  Product tankers fleet utilization growth of 8.0 percent
  Substantial improvement in shipyard operating profit
(Mexico City, April 30, 2014) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the first quarter of 2014.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “The Maritime division continues to report improved results over previous quarters, with growth in revenue, operating profit and EBITDA over the last year. In the first quarter, the Maritime division’s tanker fleet increased vessel utilization by 8 percent, while its offshore division maintained utilization above 90 percent and its shipyard’s operating income improved $3.8 million. Additionally, we are pleased to announce a new container shipping cabotage trade in the Pacific coast of Mexico began March 14.”

Mr. Serrano concluded, “These improvements in Maritime’s financial results largely contributed to the significant increase in consolidated free cash flow and consolidated operating income. We continue to explore financial strategies that allow us to reduce debt and take advantage of growth opportunities provided in Mexico’s Energy Reform.”

FIRST-QUARTER 2014 OPERATING AND FINANCIAL RESULTS
Compared to the same period of last year, consolidated revenues in the 2014 first quarter increased 3.8 percent due to higher revenues at Maritime. First-quarter 2014 consolidated operating profit was $121.7 million pesos, improving 69.9 percent from $71.6 million pesos recorded in the first quarter of 2013.

Other income net was $23.9 million pesos in the 2014 first quarter, mainly attributable to $14.4 million pesos for the cancellation of provisions and $8.5 million pesos related to an adjustment in the sale price of assets in 2013. In the 2013 first quarter, other income net of $10.5 million pesos included $5.2 million pesos in cash dividends from affiliates and $1.6 million pesos tax recovery.

Excluding other income net in the reported period, consolidated operating profit in the 2014 first quarter was $97.8 million pesos, improving 59.9 percent compared to $61.2 million pesos in the 2013 first quarter.

Consolidated EBITDA in the 2014 first quarter was $269.7 million pesos compared to $219.9 million pesos for the same period last year.

Maritime revenues improved 8.8 percent in the 2014 first quarter compared to the same period last year, mainly due to revenue growth of $36.9 million pesos at product tankers, 8.0 percent higher vessel utilization, and an increase in the average daily rate of two ships. Additionally, tug revenues grew $14.1 million pesos, or 28.8 percent, due to increased Liquefied Natural Gas, or LNG, services of 85.7 percent over the same period last year. Finally, shipyard revenues improved significantly by $8.1 million pesos, or 117.1 percent, due to higher average revenue contracts compared to the 2013 first quarter, as well as 90.0 percent capacity utilization.

This revenue improvement was partially offset by 16.2 percent lower revenues at chemical tankers, mainly attributable to a decrease in volumes in the 2014 first quarter compared to the same period of 2013.

Maritime operating profit improved 21.0 percent in the 2014 first quarter compared to the same period of last year, mainly due to increased revenues at product tankers, harbor tugs and the shipyard, as well as improved margins within the chemical tanker division. Likewise, in the 2014 first quarter, operating margin increased to 23.1 percent compared with 20.8 percent in the first quarter of 2013.

Maritime’s EBITDA for the 2014 first quarter grew 9.6 percent to $282.0 million pesos compared to $257.4 million pesos in the 2013 first quarter. EBITDA margin at Maritime also improved in the 2014 first quarter to 46.7 percent compared to 46.4 percent in the 2013 first quarter.

Ports and Terminals revenues decreased 24.0 percent in the 2014 first quarter compared to the same period of 2013. This decline was primarily attributable to lower revenues from the automotive segment due to the termination of a contract, as well as reduced revenues at Acapulco caused by lower automobile export volume compared to the same period of 2013. This decrease was partially offset by increased revenues in agencies due to a rise in cruise calls, as well as an 89.6 improvement in volumes at the Tuxpan facilities compared to the first quarter of 2013.

Ports and Terminals operating profit decreased 18.8 percent in the 2014 first quarter compared to the 2013 first quarter, primarily attributable to the aforementioned lower revenues.

Ports and Terminals EBITDA for the 2014 first quarter decreased 15.9 percent to $14.1 million pesos compared to $16.8 million pesos in the 2013 first quarter. Nevertheless EBITDA margin at Ports and Terminals improved in the 2014 first quarter to 19.1 percent compared to 17.2 percent in the 2013 first quarter, primarily due to a decrease in administrative expenses.

DEBT
As of March 31, 2014, TMM’s total net debt was $9,907.9 million pesos. In the 2014 first quarter, the Company paid approximately $369.2 million pesos of its Trust Certificates debt, including capital and interest. Of TMM’s total debt, $556.3 million pesos, or 5.2 percent, is short term.

Total Debt*
– millions of pesos –
	As of 12/31/13	As of 12/03/14
Mexican Trust Certificates (1)	$9,880.2	$9,699.5
Other Corporate Debt	1,010.4	985.3
Total Debt	$10,890.6	$10,684.8
Cash	895.0	776.9
Net Debt	$9,995.6	$9,907.9
*Book Value
(1) 20-year term, non- recourse to the Company and rated “AA” with Stable Outlook by HR Ratings de México.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options

 Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amened, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos -

	March 31,	December 31,
	2014	2013

Current assets:
Cash and cash equivalents	776.9	895.0
Accounts receivable
Accounts receivable - Net	555.7	563.3
Other accounts receivable	187.8	170.5
Prepaid expenses and others current assets	183.2	138.8
Non-current assets held for sale	171.3	186.6
Total current assets	1,875.0	1,954.3
Property, machinery and equipment	12,163.4	12,232.2
Cumulative Depreciation	(3,378.6)	(3,269.6)
Property, machinery and equipment - Net	8,784.8	8,962.5
Other assets	327.8	314.1
Deferred taxes	948.4	948.4
Total assets	11,935.9	12,179.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	556.3	636.6
Suppliers	278.2	241.9
Other accounts payable and accrued expenses	578.0	524.6
Liabilities directly associated with non-current assets held for sale	109.8	122.6
Total current liabilities	1,522.3	1,525.7
Long-term liabilities:
Bank loans	469.6	511.9
Trust certificates debt	9,658.9	9,742.1
Other long-term liabilities	198.9	198.6

Total long-term liabilities	10,327.5	10,452.6
Total liabilities	11,849.7	11,978.4

Stockholders´ equity
Common stock	2,169.9	2,169.9
Retained earnings	(2,797.7)	(2,684.5)
Revaluation surplus	941.6	941.6
Initial accumulated translation loss	(247.7)	(247.7)
Cumulative translation adjusted	(43.0)	(43.0)
	23.2	136.4
Minority interest	63.1	64.6
Total stockholders´ equity	86.2	201.0

Total liabilities and stockholders´ equity	11,935.9	12,179.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended
	March 31,
	2014	2013

Ports and Terminals	74.3	97.7
Maritime	603.4	554.5
Corporate and others	12.7	12.6
Revenue from freight and services	690.4	664.9

Ports and Terminals	(60.2)	(81.0)
Maritime	(321.3)	(297.2)
Corporate and others	(13.0)	(12.3)
Cost of freight and services	(394.6)	(390.5)

Ports and Terminals	(3.5)	(3.7)
Maritime	(142.6)	(142.2)
Corporate and others	(1.9)	(2.4)
Depreciation and amortization	(148.0)	(148.3)

Corporate expenses	(50.0)	(64.9)
Ports and Terminals	10.6	13.1
Maritime	139.4	115.2
Corporate and others	(2.2)	(2.2)
Other (expenses) income - Net	23.9	10.5
Operating Income	121.7	71.7
Financial (expenses) income - Net	(216.4)	(230.2)
Exchange gain (loss) - Net	(3.1)	25.2
Net financial cost	(219.5)	(205.0)
Loss before taxes	(97.8)	(133.3)
Provision for taxes	(2.2)	(7.1)

Net Loss before discontinuing operations	(100.0)	(140.4)
Loss from discontinuing operations	(14.7)	(25.3)
Net Loss for the period	(114.8)	(165.6)

Attributable to:
Minority interest	(1.5)	2.4
Equity holders of GTMM, S.A.B.	(113.2)	(168.0)

Weighted average outstanding shares (millions)	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.1)	(1.6)

Outstanding shares at end of period (millions)	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.1)	(1.6)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended
	March 31,
	2014	2013

Cash flow from operation activities:
Loss before discontinuing operations	(100.0)	(140.4)
Charges (credits) to income not affecting resources:
Depreciation & amortization	167.8	169.7
Other non-cash items	206.2	189.5
Total non-cash items	374.0	359.2
Changes in assets & liabilities	(23.6)	(157.6)
Total adjustments	350.4	201.7
Net cash provided by operating activities	250.4	61.3

Cash flow from investing activities:
Proceeds from sales of assets	55.7	11.7
Payments for purchases of assets	(3.9)	(7.6)
Net cash provided by investment activities	51.8	4.1

Cash flow provided by financing activities:
Short-term borrowings (net)	9.4	(9.8)
Repayment of long-term debt	(429.7)	(450.2)
Proceeds from issuance of long-term debt		3.4
Net cash used in financing activities	(420.2)	(456.6)
Exchange losses on cash	(0.1)	(5.1)
Net decrease in cash	(118.1)	(396.2)
Cash at beginning of period	895.0	1,083.1
Cash at end of period	776.9	686.9
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.